SECURITIES AND EXCHANGE COMMISSION
WASHINGTON,  D.C.  20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 4)

DEERFIELD CAPITAL CORP.
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(Name of Issuer)


COMMON, $0.001 PAR VALUE PER SHARE
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(Title of class of Securities)


244331302
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(CUSIP Number)


9 June 2010
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(Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]	Rule 13d-l(b)
[X]	Rule 13d-l(c)
[ ]	Rule 13d-l(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).















CUSIP NO. 244331302

						Page 2 of 9 Pages


1.	NAME OF REPORTING PERSON
       WILLIAM AND CLAIRE DART FOUNDATION

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a)  [ ]
    (b)  [x]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
       MICHIGAN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5.  SOLE VOTING POWER				337,590


6.  SHARED VOTING POWER				-0-
7.  SOLE DISPOSITIVE POWER			337,590


8.  SHARED DISPOSITIVE POWER			-0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
337,590 shares

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)				[ ]
       EXCLUDES CERTAIN SHARES*

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       3.0%

12.	TYPE OF REPORTING PERSON*
       OO




















CUSIP NO. 244331302
						Page 3 of 9 Pages


1.	NAME OF REPORTING PERSON
       DART CONTAINER CORPORATION

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a)  [ ]
    (b)  [x]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5.  SOLE VOTING POWER				-0-


6.  SHARED VOTING POWER				405,540

7.  SOLE DISPOSITIVE POWER			-0-


8.  SHARED DISPOSITIVE POWER			405,540

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
405,540 shares

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)				[ ]
       EXCLUDES CERTAIN SHARES*

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       3.7%

12.	TYPE OF REPORTING PERSON*
       CO
       CUSIP No. 244331302

















CUSIP NO. 244331302
						Page 4 of 9 Pages


1.	NAME OF REPORTING PERSON
       COPPER MOUNTAIN INVESTMENTS LTD.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a)  [ ]
    (b)  [x]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5.  SOLE VOTING POWER				-0-


6.  SHARED VOTING POWER				173,335

7.  SOLE DISPOSITIVE POWER			-0-


8.  SHARED DISPOSITIVE POWER			173,335

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
173,335 shares

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)				[ ]
       EXCLUDES CERTAIN SHARES*

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       1.6%

12.	TYPE OF REPORTING PERSON*
       CO

















CUSIP NO. 244331302
						Page 5 of 9 Pages

1.	NAME OF REPORTING PERSON
       S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON
       ROBERT C. DART

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a)  [ ]
    (b)  [x]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
       BELIZE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5.  SOLE VOTING POWER				-0-


6.  SHARED VOTING POWER				578,875

7.  SOLE DISPOSITIVE POWER			-0-


8.  SHARED DISPOSITIVE POWER			578,875

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
578,875 shares

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)				[ ]
       EXCLUDES CERTAIN SHARES*

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       5.3%

12.	TYPE OF REPORTING PERSON*
       IN















CUSIP No. 244331302
Page 6 of 9 Pages

This Amendment No. 4 to Schedule 13G amends the Amendment No.3 to
Schedule 13G filed by the Reporting Persons on March 26, 2009. This Amendment No. 4 to Schedule 13G is being voluntarily filed to report a reduction in the percentage of the class of common stock beneficially owned by the Reporting Persons and the resulting reduction in the effective voting power of the Reporting Persons as a result of the issuance by the Issuer on June 9, 2010, of 4,545,455 shares of Common Stock to persons other than the Reporting Persons. The actual number of shares of common stock beneficially owned by the Reporting Persons has not changed.

ITEM l(a).	NAME OF ISSUER:
       DEERFIELD CAPITAL CORP.

ITEM l(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
       6250 N. RIVER ROAD
       ROSEMONT, IL  60018

ITEM 2(a)-(c).	NAME, ADDRESS AND CITIZENSHIP OF EACH PERSON FILING:

The William and Claire Dart Foundation (the Dart Foundation), 500
Hogsback Road, Mason, MI 48854, is a private foundation organized in Michigan.

Dart Container Corporation (Dart Container), 500 Hogsback Road, Mason, MI 48854, a Michigan company owned 100% by Robert C. Dart.

Copper Mountain Investments Limited (Copper Mountain), P. O.
Box 31363, Grand Cayman, KY1-1206 Cayman Islands, a Cayman
Islands company owned 100% by Robert C. Dart.

Robert C. Dart, P. O. Box 30229, Grand Cayman, KY1-1201, Cayman
Islands, a Belize citizen, is the beneficial owner of all of the stock of Dart Container and also is the beneficial owner of all of the stock of Copper Mountain.

The Dart Foundation, Dart Container, Copper Mountain and Robert C. Dart (the Reporting Persons) are filing jointly because they may be regarded as a group. However, a) Dart Container, Copper Mountain, and Robert C. Dart each disclaim beneficial ownership of the shares owned by the Dart Foundation, and (b) the Dart Foundation disclaims beneficial ownership of the shares owned by Dart Container, Copper Mountain and Robert C. Dart, and (c) Dart Container and Copper Mountain each disclaim beneficial ownership of the shares owned by the other.

Each of the Reporting Persons disclaims membership in a group, and this filing shall not constitute an acknowledgement that the filing persons constitute a group.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:
		Common Stock $.001 par value per share

ITEM 2(e).	CUSIP NUMBER:	244331302

CUSIP No. 244331302
Page 7 of 9 Pages


ITEM 3.	Not Applicable.

ITEM 4.	OWNERSHIP


As of the date of Amendment No. 4 to Schedule 13G, the Reporting Persons beneficially owned, in the aggregate, 916,465
(8.3%)1 of the outstanding shares of the common stock of the issuer.

Copper Mountain Investments Ltd. beneficially owns the following:

(a)	Amount Beneficially owned:	173,335
(b)	Percent of Class:	1.6%
(c)	Number of shares as to which the person has:
       (i)  sole power to vote or to direct the vote:	-0-
       (ii) shared power to vote or to direct the vote:  173,335
       (iii)sole power to dispose of or to direct the disposition of:
       -0-
       (iv) shared power to dispose of or to direct the disposition of:
       173,335

Dart Container Corporation beneficially owns the following:

(a)	Amount Beneficially owned:	405,540
(b)	Percent of Class:	3.7%
(c)	Number of shares as to which the person has:
       (i)  sole power to vote or to direct the vote:	-0-
       (ii) shared power to vote or to direct the vote:  405,540
       (iii)sole power to dispose of or to direct the disposition of:
       -0-
       (iv) shared power to dispose of or to direct the disposition of:
       405,540

Robert C. Dart, beneficially owns the following:

(a)	Amount Beneficially owned:	578,875
(b)	Percent of Class:	5.3%
(c)	Number of shares as to which the person has:
       (i)  sole power to vote or to direct the vote:	-0-
       (ii) shared power to vote or to direct the vote:  578,875
       (iii)sole power to dispose of or to direct the disposition of:
       -0-
       (iv) shared power to dispose of or to direct the disposition of:
       578,875

The William and Claire Dart Foundation beneficially owns the following:

(a)	Amount Beneficially owned:	337,590
CUSIP No. 244331302
Page 8 of 9 Pages


(b)	Percent of Class:	3.0%
(c)	Number of shares as to which the person has:
       (i)  sole power to vote or to direct the vote:	337,590
       (ii) shared power to vote or to direct the vote:  -0-
       (iii)sole power to dispose of or to direct the disposition of:
            337,590
       (iv) shared power to dispose of or to direct the disposition of: -0-




ITEM 5.	OWNERSHIP OF 5 PERCENT OR LESS OF A CLASS:	[ ]

ITEM 6.	OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF ANOTHER PERSON:
			Not Applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
PARENT HOLDING COMPANY OR CONTROL PERSON.  Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.	Not applicable.

CUSIP No. 244331302


ITEM 10.  CERTIFICATION.
       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE.
       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


WILLIAM AND CLAIRE DART FOUNDATION
BY:  William A. Dart, Director
16 July 2010

DART CONTAINER CORPORATION
BY: Robert C. Dart, Director
16 July 2010

COPPER MOUNTAIN INVESTMENTS LIMITED
BY:  James D. Lammers, Director
CUSIP No. 244331302
Page 9 of 9 Pages


16 July 2010

ROBERT C. DART
16 July 2010







EXHIBIT A
JOINT FILING AGREEMENT

The undersigned agree to the joint filing of Form 13g (including any and all amendments thereto) with respect to the shares of Common stock of Deerfield Capital Corp. The undersigned further agree and acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate


WILLIAM AND CLAIRE DART FOUNDATION
BY:  William A. Dart, Director
16 July 2010

DART CONTAINER CORPORATION
BY: Robert C. Dart, Director
16 July 2010

COPPER MOUNTAIN INVESTMENTS LIMITED
BY:  James D. Lammers, Director
16 July 2010

ROBERT C. DART
16 July 2010



1 Based on 11,000,812 shares of Common Stock outstanding, 6,455,357 of which were outstanding as of May 14, 2010 as reported in the Issuers quarterly report on Form 10-Q filed on May 17, 2010, and 4,545,455 of which were issued by the Issuer on June 9, 2010 as reported on Form 8-K filed on June 15, 2010.
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